ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 21, 2021	Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds N-14 (File No. 333-254611)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding AMG GW&K Small Cap Value Fund’s registration statement on Form N-14 (the “Registration Statement”), which includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”), that was filed on March 23, 2021. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms not otherwise defined have the meaning set forth in the Proxy Statement/Prospectus.

1.	Comment: Please apply, as applicable, the Staff’s comments to the preliminary proxy statements filed by AMG Funds IV on March 22, 2021.

Response: The Trust confirms that it has applied the Staff’s comments, as applicable.

2.	Comment: Under “Questions and Answers – Why is the AMG Funds IV Board recommending the Proposals?”, please disclose if AMG Funds and AMG Funds IV have the same Board of Trustees.

Response: The requested change has been made.

3.

Comment: Under “Questions and Answers – How will the expenses that I bear as a shareholder of the Acquiring Fund compare to the expenses I currently bear as a shareholder of the Target Fund?”, please disclose expenses without factoring in the Funds’ contractual expense limitation agreements. Will Acquiring Fund expenses be lower than Target Fund expenses without the waiver?

Response: The requested change has been made. The Trust confirms that the gross and net expenses ratios of each class of shares of the pro forma combined Acquiring Fund are expected to be lower than the gross and net expense ratios of the Target Fund.

4.

Comment: The Staff notes that any time incorporation by reference is used, all documents should include the Securities Act of 1933, as amended (the “1933 Act”), file number and comply with Rule 411 of the 1933 Act.

Response: The Trust confirms that it has updated its disclosure.

5.

Comment: The Staff notes the different portfolio turnover rates for the Target Fund and the Acquiring Fund during the most recently completed fiscal year for each Fund. Please disclose if the pro forma fund will actively turn over its portfolio.

Response: The Trust respectfully submits that each Fund is actively managed and, as disclosed in the section “I. Proposal 1: The Reorganization – 1. Synopsis – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. Nonetheless, the Acquiring Fund does not consider active portfolio turnover to be a part of its principal investment strategy and, therefore, has not made any changes in response to this comment.

6.	Comment: Please confirm expenses subject to recoupment of the Target Fund will not be carried over to the merged entity.

Response: The Trust confirms that expenses subject to recoupment of the Target Fund will not be carried over to the merged entity.

7.

Comment: In the Annual Fund Operating Expenses table under “I. Proposal 1: The Reorganization – 1. Synopsis – Comparison of Fees and Expenses,” please confirm that any potential recoupment of previously waived expenses by the Acquiring Fund is accurately reflected in the pro forma column.

Response: The Trust confirms that any potential recoupment of previously waived expenses by the Acquiring Fund is accurately reflected in the pro forma column.

8.

Comment: Under “I. Proposal 1: The Reorganization – 3. The Reorganization – Tax Status of the Reorganization,” please disclose the dollar amount and related expiration dates of any capital loss carryforwards that are available for each Fund.

Response: The requested change has been made.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.